Exhibit 21.1

List of Subsidiaries of Avalon Globocare Corp.

Name	State/Country of Organization or Incorporation	Ownership Percentage
Avalon Healthcare System Inc.	Delaware	100%
Avalon (Shanghai) Healthcare Technology Co., Ltd	China	100	%(1)
Avalon Laboratory Services, Inc.	Delaware	100%
Q&A Distribution LLC	Texas	100%
Nexus MergerSub Limited	British Virgin Islands	100%
Avalon Quantum AI, LLC	Nevada	100%
RPM Interactive, Inc.	Florda	100	%(2)

(1)	Wholly owned subsidiary by Avalon Healthcare System Inc.

(2)	Wholly owned subsidiary by Avalon Quantum AI, LLC